Establishment and Designation of
Series and Classes of Shares
April 17, 2014

WHEREAS, the Trustees of the Miller Investment Trust, a Delaware statutory trust (the “Trust”), have previously designated a single series; and

WHEREAS, the Trustees now desire to establish and designate two additional series of the Trust pursuant to Section 6 of Article III of the Trust’s Amended and Restated Declaration of Trust dated November 13, 2007 (the “Declaration of Trust”);

NOW, THEREFORE, the undersigned, being all the Trustees of the Trust, and acting pursuant to the Declaration of Trust do hereby:  (1) establish and designate two additional series from the shares of beneficial interest of the Trust; (2) divide the shares of beneficial interest of each such series into the following share classes, each such series and share class having the rights, preferences and entitlements vis a vis one another and vis a vis the existing series (together with the two new series, the “Funds”) and the existing series’ share classes (together with the new series’ share classes the (“Share Classes”) specified in the Declaration of Trust and in the Trust’s registration statement on Form N-1A; and (3) confirm that the following Funds and Share Classes are the only Funds and Share Classes of shares of beneficial interest of the Trust currently established:

Fund	Share Classes
Miller Convertible Bond Fund	Class A, Class C, Class I and Advisor Class
Miller Convertible Plus Fund	Class A, Class C and Class I
Miller Intermediate Bond Fund	Class A, Class C and Class I

1.

Each Fund shall be authorized to invest in cash, securities or property of every nature and kind.  Each share of beneficial interest of each Fund (“share”) shall be redeemable, shall be entitled to one vote (or fraction thereof in respect of a fractional share) on matters on which shares of that Fund shall be entitled to vote and shall represent a pro rata beneficial interest in the assets allocated to that Fund, all as provided in the Declaration of Trust.  The proceeds of sales of shares of each Fund, together with all assets in which such consideration is invested or reinvested, all income, earnings, profits, and proceeds thereof from whatever source derived, and any funds or payments derived from any reinvestment of such proceeds in whatever form the same may be, shall irrevocably be held with respect to that Fund for all purposes, subject only to the rights of creditors with respect to that Fund, unless otherwise required by law.  Each share of a Fund shall be entitled to receive its pro rata share of net assets of that Fund upon liquidation of that Fund.

2.

Shareholders of each Fund shall vote separately as a class to the extent provided in Rule 18f-3, as from time to time in effect, under the Investment Company Act of 1940.

3.

The assets and liabilities of the Trust shall be allocated among the above-referenced Funds as set forth in Section 6 of Article III of the Declaration of Trust, except as provided below:

(a)

Costs incurred by each Fund in connection with its organization and start-up, including Federal and state registration and qualification fees and expenses of the initial public offering of such Fund’s shares, shall (if applicable) be borne by such Fund, provided that such fees and expenses may be and deferred and amortized over the five year period beginning on the date that such Fund commences operations as provided in the Declaration of Trust.

(b)

The liabilities, expenses, costs, charges and reserves of the Trust (other than the investment advisory fees or the organizational expenses paid by the Trust) which are not readily identifiable as belonging to any particular Fund shall be allocated among the Funds on an equitable basis as determined by the Trustees.

4.

The Trustees (including any successor Trustees) shall have the right at any time and from time to time to reallocate assets and expenses or to change the designation of any Fund now or hereafter created, or to otherwise change the special and relative rights of any such Fund, and to terminate any Fund or add additional Funds, in each case as provided in the Declaration of Trust.

5.

The Trust or any Fund may merge or consolidate with or into one or more business trusts or other business entities formed or organized or existing under the laws of the State of Delaware or any other state or the United States or any foreign country or other foreign jurisdiction pursuant to an agreement of merger or consolidation approved by a majority of the Trustees.  Upon making provision for the payment of all outstanding obligations, taxes and other liabilities, accrued or contingent, of such Fund, the Trustees shall distribute the remaining assets of such Fund ratably among the holders of the outstanding shares.  Upon completion of the distribution of the remaining proceeds or the remaining assets as provided in this paragraph 6, the Fund shall terminate and the Trustees shall be discharged of any and all further liabilities and duties hereunder with respect to such Fund and the right, title and interest of all parties with respect to such Fund shall be canceled and discharged as provided in the Declaration of Trust.

IN WITNESS WHEREOF, the undersigned has executed this instrument as of this 17th day of April 2014.

/s/Greg Miller	/s/Neal Chorney
Greg Miller,	Neal Chorney,
as Trustee and not individually	as Trustee and not individually

/s/Michael Blank	/s/Daniel Mainzer
Michael Blank,	Daniel Mainzer,
as Trustee and not individually	as Trustee and not individually